Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES THIRD QUARTER 2025 FINANCIAL RESULTS

ATHENS, Greece, October 30, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2025.

Key Quarterly Highlights

•	New long term time charter agreement for one liquefied natural gas (“LNG”) carrier (“LNG/C”) under construction

•	Concluded the sale of a 13,312 TEU container vessel announced in August 2025

•	Secured financing for all six Dual Fuel Medium Gas Carriers (“DF MGC”) and two Liquid CO2 (“LCO2”) /multi-gas carriers under construction

•	Completed the 5-year special surveys of LNG/Cs Aristos I and Aristidis I

•	Announced dividend of $0.15 per share for the third quarter of 2025

The Company announced in November 2023 its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including LNG and emerging new commodities in connection with the energy transition. As a result, the Company agreed to acquire 11 newbuild LNG/Cs (the “Newbuild LNG/C Vessels”) and in June 2024, the Company further expanded its gas-focused portfolio with the acquisition of 10 gas carriers, including four LCO2/multi-gas and six DF MGCs (the “Gas Fleet”). Since December 2023, the Company has also completed the sale of 13 container vessels.

In view of this strategic shift, we present our financial results on a continuing operations basis, except for where reference is made to discontinued operations. Financial results from continuing operations include revenues, expenses and cash flows arising from our 14 vessels currently in-the-water, including 12 latest generation LNG/Cs and two 13,000 twenty equivalent unit (“TEU”) Neo-Panamax container vessels.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 13 container vessels we have sold following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Key Financial Highlights (continuing operations)

	Three-month period ended September 30,
	2025	2024	Increase/ (Decrease)
Revenues	$99.5 million	$102.4 million	(2.8%)
Expenses	$49.5 million	$46.9 million	5.5%
Interest expense and finance cost	$26.9 million	$38.8 million	(30.7%)
Net Income	$23.1 million	$16.1 million	43.5%
Average number of vessels[1]	14.0	14.0	0.0%

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“The third quarter has marked another period of robust performance for the Company, with significant achievements across all strategic fronts and operational priorities. The business continues to build momentum, further strengthening its position within the LNG and gas transportation sector.

The Company has successfully secured long-term employment for another LNG carrier currently under construction, well ahead of its scheduled delivery. This move not only demonstrates proactive planning but also contributes to further diversification of our customer base. The Company’s total contract backlog duration now stands at 6.9 years, with $3.0 billion in contracted revenues. These figures highlight increased cash flow visibility and a de-risked balance sheet, which we believe will support the Company’s financial stability.

Financing has been secured for all six DF MGCs and all four LCO2/multi-gas carriers, which underscores the Company’s financial agility and commitment to its strategic objectives. In parallel, the sale of another container vessel has enabled further recycling of the capital base with the proceeds being reinvested into the Company’s under-construction fleet of gas shipping assets.

Corporate governance continues to evolve, with changes in our Board of Directors. The Company expresses gratitude to Abel Rasterhoff for his service since our U.S. listing in 2007 and wishes him well in retirement. Martin Houston is welcomed to our Board, bringing unparalleled experience and stature in the LNG market.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

It has been just two years since the Company began its journey focused on gas transportation, following a rights issue in November 2023. Out of an eventual fleet of 18 LNG/Cs, CCEC now only has three latest generation LNG/Cs under construction that remain available for charter. Discussions regarding their future employment are underway with multiple counterparties, while the Company remains insulated from prevailing spot LNG market conditions for the next 12 months.

By consistently executing on its strategy, CCEC is well on its way to becoming the largest US-listed company dedicated to LNG and gas transportation.”

Fleet Employment Update

CCEC has secured employment for the LNG/C Athlos, 174,000 Cubic Meters (“CBM”) currently under construction at Hyundai Samho, which is scheduled for delivery from the shipyard in the first quarter of 2027.

In particular, the LNG/C Athlos has been chartered for a firm period of seven years by a major energy company, with three one-year options. Commencement of the charter is scheduled for the first quarter of 2028. Importantly, CCEC maintains the right to substitute the LNG/C Athlos with the LNG/C Archon (174,000 CBM currently under construction at Hyundai Samho and also scheduled for delivery from the shipyard in the first quarter of 2027), further increasing our commercial flexibility.

As a result, CCEC now has an average remaining firm charter duration of 6.9 years and $3.0 billion in contracted revenues. Should all extension options be exercised by charterers, the average duration would increase to 9.8 years, with total contracted revenues rising to $4.4 billion.

Overview of Third Quarter 2025 Results

Net income for the quarter ended September 30, 2025, was $23.1 million, compared with net income of $16.1 million for the third quarter of 2024.

Total revenue for the quarter ended September 30, 2025, was $99.5 million, compared to $102.4 million during the third quarter of 2024. The decrease in revenue was attributable to the off-hire periods related to the five-year special surveys underwent by LNG/Cs Aristos I and Aristidis I during the quarter, partly offset by the commencement of the long-term bareboat charter of Axios II in the first quarter of 2025.

Total expenses for the quarter ended September 30, 2025, were $49.5 million, compared to $46.9 million in the third quarter of 2024. Total vessel operating expenses during the third quarter of 2025 amounted to $20.5 million, compared to $16.3 million during the third quarter of 2024. The increase in vessel operating expenses was mainly due to expenses related to the special surveys of LNG/Cs Aristos I and Aristidis I, which were completed during the third quarter of 2025. Total expenses for the third quarter of 2025 also include vessel depreciation and amortization of $23.1 million, in line with the third quarter of 2024. General and administrative expenses for the third quarter of 2025 amounted to $3.6 million, compared with $4.7 million in the third quarter of 2024, on the back of lower transaction-related costs, partly offset by higher costs incurred in connection with our equity compensation incentive plan.

Total other expenses, net for the quarter ended September 30, 2025, were $26.9 million compared to $39.5 million incurred in the third quarter of 2024. Total other expenses, net include interest expense and finance cost of $26.9 million for the third quarter of 2025, compared to $38.8 million for the third quarter of 2024. The decrease in interest expense and finance cost was mainly attributable to the decrease in our average indebtedness and the weighted average interest rate charged on our debt compared to the third quarter of last year.

Company Capitalization

As of September 30, 2025, total cash amounted to $332.3 million. Total cash includes restricted cash of $21.5 million, which represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2025, the Company’s total shareholders’ equity amounted to $1,462.9 million, an increase of $119.9 million compared to $1,343.0 million as of December 31, 2024. The increase for the nine months to September 30, 2025 reflects net income (including net income from discontinued operations) of $134.2 million, amortization associated with the equity incentive plan of $4.3 million, net proceeds of $0.2 million under the Company’s ATM Program (as defined below) and $8.1 million of common shares issued under our Dividend Reinvestment Plan net of expenses, partly offset by dividends declared during the period in a total amount of $26.6 million and other comprehensive loss of $0.3 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

As of September 30, 2025, the Company’s total debt was $2,440.8 million before deferred financing costs, reflecting a decrease of $63.2 million compared to $2,504.0 million as of December 31, 2024. The decrease is attributable to the scheduled principal payments for the period of $95.2 million, partly offset by a $32.1 million increase in the U.S. Dollar equivalent, as of September 30, 2025, of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021.

As of September 30, 2025, the weighted average margin on our floating debt, including discontinued operations, amounting to $2,004.2 million was 1.8% over SOFR and the weighted average interest rate on our fixed rate debt amounting to $527.0 million was 4.5%.

Container Divestment Update

On August 7, 2025, the Company entered into a memorandum of agreement for the sale of M/V Manzanillo Express (142,411 DWT / 13,312 TEU, hybrid scrubber-fitted, eco container vessel, built 2022, Hyundai Samho Industries Co. Ltd, South Korea). The vessel was delivered to its new owner on October 6, 2025.

The Company expects to record a gain of approximately $7.5 million from the sale. The proceeds were used to pay down outstanding debt of $90.4 million, and for general corporate purposes.

The completion of this transaction leaves CCEC with only two 13,000 TEU container vessels - both on long term time charters through 2033, with options to extend to 2039. This vessel sale aligns with the Company’s strategic plan, announced in November 2023, to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including LNG and emerging new commodities in connection with the energy transition. Since February 2024, CCEC has sold 13 container vessels, generating gross proceeds of approximately $694.2 million.

Under-Construction Fleet Update

The Company’s under-construction fleet includes six latest generation LNG/Cs (comprising the remaining Newbuild LNG/C Vessels that have not yet been delivered to the Company) and the Gas Fleet. The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet as of September 30, 2025.

Capex Schedule of CCEC in USD million, as of September 30, 2025:

	2025	2026				2027			TOTAL
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Newbuild LNG/C	50.6	25.0	51.2	393.7		702.2	—	—	1,222.7
Gas Fleet	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	544.4

TOTAL	72.6	99.0	156.6	516.9	47.7	791.5	46.9	35.9	1,767.1

The Company has paid by the end of the third quarter of 2025 $580.3 million in advances towards the acquisition of its under-construction fleet.

Financing Update

Secured Financing for Four 45,000 CBM DF MGCs, Two 40,000 CBM DF MGCs and Two LCO2 /multi-gas carriers under construction

On August 13, 2025, the Company entered into a seven-year financing arrangement for all six of its DF MGCs under construction. The total expected financing amount is $310.1 million, which may be increased in the event that long-term employment is secured, up to a total of $376.6 million. The facility also includes the option to draw pre-delivery financing.

On September 30, 2025, the Company entered into a new twelve-year ECA-backed financing agreement for two LCO2/multi-gas carriers that are part of our under-construction Gas Fleet, The total expected financing amount is $101.7 million, which may be increased in the event that long-term employment is secured, to up to $117.4 million.

After the conclusion of these additional financing arrangements, the financing of the Gas Fleet is summarized as follows:

Gas Fleet Financing Summary in USD million, as of September 30, 20251

Vessel Name	Vessel Type	CBM	Scheduled Delivery	Financing Amount		Quarterly Instalment		Balloon		Term
				Base	Increased	Base	Increased	Base	Increased	Yrs
Aristogenis	MGC	45,000	Q2 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aridaios	MGC	45,000	Q3 2026	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Aratos	MGC	45,000	Q1 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Agenor	MGC	45,000	Q2 2027	54.7	66.4	0.7	0.8	35.5	43.2	7.0
Anios	MGC	40,000	Q1 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
Andrianos	MGC	40,000	Q3 2027	45.7	55.5	0.6	0.7	29.7	36.1	7.0
Active	LCO2	22,000	Q1 2026	48.9	56.4	0.6	0.7	18.0	20.8	12.0
Amadeus	LCO2	22,000	Q2 2026	50.9	58.7	0.6	0.7	38.1	44.0	5.0
Alkimos	LCO2	22,000	Q3 2026	52.8	61.0	0.7	0.8	19.5	22.5	12.0
Athenian	LCO2	22,000	Q4 2026	50.9	58.7	0.6	0.7	38.1	44.0	5.0

TOTAL				513.7	611.4	6.5	7.5	315.1	376.3

1.	Increased amount available if long-term employment is secured.

ATM Program

On January 27, 2025, we entered into an Open Market Sale AgreementSM with Jefferies LLC, under which we may sell, from time to time through Jefferies LLC, as our sales agent, new common shares having an aggregate offering amount of up to $75.0 million (the “ATM Program”). During the quarter ended September 30, 2025, the Company issued and sold 956 shares pursuant to the ATM Program at an average price of $22.0 per share gross of sale expenses.

Dividend Reinvestment Plan (“DRIP”)

The Company has implemented a Dividend Reinvestment Plan to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. On August 8, 2025, the Company issued 356,099 common shares under the DRIP at the price of $22.85 per share gross of issuance costs.

Quarterly Dividend Distribution

On October 22, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the third quarter of 2025 payable on November 13, 2025, to shareholders of record on November 3, 2025.

LNG Market Update

The LNG shipping market continued to evolve during the third quarter in a bifurcated manner, with two-stroke vessels commanding substantially higher earnings and utilization rates compared to older technology vessels such as steam turbine vessels. However, the overall spot and short-term market remained soft compared to historical averages with one-year time charter rates increasing modestly compared to the previous quarter to $42,500 per day. Importantly, all CCEC LNG/Cs are latest technology two-stroke vessels, and our fleet has no exposure to the spot market until the third quarter of 2026.

In terms of global fleet supply, new contracts were limited to just 10 new LNG/Cs during the third quarter. In addition, 19 LNG/Cs were delivered during the same period and as a result the orderbook to fleet ratio fell further to 41.2%. While at an elevated level compared to other shipping sectors, this is in line with the average orderbook to fleet ratio for LNG/Cs since 2002 and now sits at its lowest level in three years. This ratio should also be considered in the context of 25.7% of the global LNG/C fleet comprising older technology and disadvantaged steam vessels with an average age of 19.8 years.

New build asset prices remained firm throughout the third quarter at around $250 million depending on vessel specification and delivery window, with lead times well over three years. There are 285 newbuild LNG/Cs on order with 19 vessels delivered during the third quarter of 2025. Of those 285 LNG/C newbuilds, analysts expect that only 23 vessels are not tied to specific employment, with CCEC controlling three of these open vessels. The commercial removal of older, smaller and less efficient vessels has been accelerating and is expected to continue at this pace, as these vessels are expected to face even greater pressure from an increasingly rigorous regulatory environment. Vessel removal continued to reach new record levels with five LNG/Cs taken to the scrapyard during the third quarter of 2025 and 14 vessels in total exiting the global fleet year-to-date compared to the previous full year record tally of eight vessels. More recycling is to be expected with approximately 15% of the global steam fleet already recorded as having “idle” status.

We continue to believe and expect the long-term prospects for modern, state-of the art LNG/C vessels to remain constructive given that the underlying global demand for LNG continues to be strong, reflecting a near record of liquefaction projects gaining FID (Final Investment Decision) status during 2025. According to International Energy Agency data, approximately 61 million tonnes of LNG production have gained FID status during 2025 with 33 million tons of this approved during the third quarter alone.

Board of Directors update

On September 22, 2025, Mr. Abel Rasterhoff retired from the Board of Directors and Mr. Martin Houston was elected to the Board of Directors by our shareholders together with the other seven directors of the Company who were re-elected to the Board of Directors, in each case, to serve until our 2026 Annual Meeting of Shareholders. Martin Houston’s decades of leadership in global LNG and energy markets are expected to provide critical insight and support as CCEC accelerates its strategy around LNG and the energy transition.

Conference Call and Webcast

Today, October 30, 2025, the Company will host an interactive conference call at 10:00 a.m. Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Clean Energy” to the operator and/or conference ID 13756290. Click here for additional International Toll - Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG/Cs and two legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Revenues	99,506	102,440	305,945	253,563

Expenses:
Voyage expenses	2,330	2,831	5,524	7,683
Vessel operating expenses	18,099	13,840	46,886	38,376
Vessel operating expenses - related parties	2,404	2,501	7,153	6,623
General and administrative expenses	3,596	4,687	11,643	12,410
Vessel depreciation and amortization	23,070	23,041	69,152	58,513

Operating income, net	50,007	55,540	165,587	129,958

Other (expense) / income, net:
Interest expense and finance cost	(26,873)	(38,831)	(83,372)	(97,540)
Other (expense) / income, net	(67)	(631)	3,836	2,198

Total other expense, net	(26,940)	(39,462)	(79,536)	(95,342)

Net income from continuing operations	23,067	16,078	86,051	34,616

Net income from discontinued operations	694	7,220	48,190	56,762

Net income from operations	23,761	23,298	134,241	91,378

Net income attributable to General Partner	—	54	—	462
Deemed dividend to General Partner	—	46,184	—	46,184
Net income attributable to unvested shares	—	100	—	404
Net income / (loss) attributable to common shareholders	23,761	(23,040)	134,241	44,328
Net income / (loss) from continuing operations per:
Common share, basic and diluted	0.39	(0.54)	1.46	(0.22)
Weighted average shares outstanding:
Common shares, basic	58,934,677	56,256,878	58,791,023	55,323,667
Common shares, diluted	59,309,263	56,256,878	59,020,011	55,323,667
Net income from discontinued operations per:
Common share, basic and diluted	0.01	0.13	0.82	1.02
Weighted average shares outstanding:
Common shares, basic	58,934,677	56,256,878	58,791,023	55,323,667
Common shares, diluted	59,309,263	56,256,878	59,020,011	55,323,667
Net income / (loss) from operations per:
Common share, basic and diluted	0.40	(0.41)	2.28	0.80
Weighted average shares outstanding:
Common shares, basic	58,934,677	56,256,878	58,791,023	55,323,667
Common shares, diluted	59,309,263	56,256,878	59,020,011	55,323,667

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$310,743	$313,988
Trade accounts receivable	6,437	3,726
Prepayments and other assets	7,318	7,359
Due from related party	—	1,131
Inventories	4,201	4,584
Claims	1,617	865
Derivative asset	1,791	—
Current assets of discontinued operations	110,244	73,890

Total current assets	442,351	405,543

Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction	3,526,175	3,415,915

Total fixed assets	3,580,175	3,469,915

Other non-current assets
Above market acquired charters	75,369	101,574
Deferred charges, net	3,211	361
Restricted cash	21,546	22,521
Derivative asset	14,265	1,574
Prepayments and other assets	—	4
Non-current assets of discontinued operation	—	111,390

Total non-current assets	3,694,566	3,707,339

Total assets	$4,136,917	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$124,294	$123,198
Trade accounts payable	10,530	14,857
Due to related parties	5,674	3,542
Accrued liabilities	39,498	31,783
Deferred revenue	28,401	29,804
Derivative liabilities	—	18,114
Current liabilities of discontinued operations	99,204	22,193

Total current liabilities	307,601	243,491

Long-term liabilities
Long-term debt, net	2,299,819	2,361,456
Below market acquired charters	65,489	75,659
Deferred revenue	1,081	634
Non-current liabilities of discontinued operations	—	88,673

Total long-term liabilities	2,366,389	2,526,422

Total liabilities	2,673,990	2,769,913

Commitments and contingencies

Total shareholders’ equity	1,462,927	1,342,969

Total liabilities and shareholders’ equity	$4,136,917	$4,112,882

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month ended September 30,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$134,241	$91,378
Less: Net income from discontinued operations	48,190	56,762
Net income from continuing operations	86,051	34,616
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	69,152	58,513
Amortization and write-off of deferred financing costs	2,920	2,232
Amortization / accretion of above / below market acquired charters	16,035	11,367
Amortization of ineffective portion of derivatives	(155)	(157)
Equity compensation expense	4,783	4,464
Change in fair value of derivatives	(19,905)	(578)
Unrealized bonds exchange differences	19,262	1,352
Changes in operating assets and liabilities:
Trade accounts receivable	(2,711)	(2,237)
Prepayments and other assets	45	396
Due from related party	1,131	1,733
Inventories	383	(2,071)
Claims	(752)	—
Trade accounts payable	(3,947)	1,638
Due to related parties	2,132	499
Accrued liabilities	6,579	12,816
Deferred revenue	(956)	3,488
Dry Docking - paid	(1,083)	—

Net cash provided by operating activities of continuing operations	$178,964	$128,071

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(180,247)	(1,195,264)
Expenses for sale of vessels paid	(220)	(220)

Net cash used in investing activities of continuing operations	$(180,467)	$(1,195,484)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	1,582,000
Deferred financing and offering costs paid	(781)	(12,415)
Payments of long-term debt	(95,242)	(713,371)
Dividends paid	(18,455)	(25,055)
Proceeds from offering	196	—

Net cash (used in) / provided by financing activities of continuing operations	$(114,282)	$831,159

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(115,785)	$(236,254)

Cash flows from discontinued operations
Operating activities	3,354	43,559
Investing activities	112,201	266,991
Financing activities	(3,990)	(95,322)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	111,565	215,228

Net decrease in cash, cash equivalents and restricted cash	(4,220)	(21,026)

Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141

Cash, cash equivalents and restricted cash at the end of the period	$332,289	$183,115

Supplemental cash flow information
Cash paid for interest	$82,443	$94,881
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,000	4,317
Capitalized dry-docking costs included in liabilities	4,426	4,149
Deferred financing and offering costs included in liabilities	136	310
Expenses for sale of vessels included in liabilities	—	640
Dividends reinvestment plan issuance of new shares	8,155	—
Seller’s credit agreements in connection with the acquisition of vessel owning companies	—	134,764
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	310,743	164,792
Restricted cash - non-current assets	21,546	18,323

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$332,289	$183,115

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2025	2024	2025	2024
Revenues	3,603	17,474	13,186	68,516

Expenses / (income), net:
Voyage expenses	90	294	301	1,460
Vessel operating expenses	718	3,889	3,330	16,298
Vessel operating expenses - related party	105	638	400	2,475
Vessel depreciation and amortization	460	3,403	2,762	14,469
Gain on sale of vessels	—	—	(46,213)	(31,602)

Operating income, net	2,230	9,250	52,606	65,416

Other income / (expense), net:
Interest expense and finance cost	(1,540)	(1,937)	(4,644)	(8,693)
Other income / (expense), net	4	(93)	228	39

Total other expense, net	(1,536)	(2,030)	(4,416)	(8,654)

Net income from discontinued operations	694	7,220	48,190	56,762

During the nine-month period ended September 30, 2025, the Company disposed of the following vessels recognizing, a gain on sale of vessels of $46,213.

Vessel	MOA Date	Delivery date
M/V Hyundai Privilege	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	September 12, 2024	March 10, 2025

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information (In thousands of United States Dollars)

	As of September 30, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable, net	399	763
Inventories	—	260
Prepayments and other assets	877	1,060
Claims	49	49
Assets held for sale	108,915	71,720

Total current assets of discontinued operations	110,244	73,890

Vessels, net	—	111,390

Total non-current assets of discontinued operations	—	111,390

Current portion of long-term debt, net	—	5,185
Trade accounts payable	2,353	3,288
Accrued liabilities	6,883	12,817
Deferred revenue	—	903
Liabilities associated with vessel held for sale	89,968	—

Total current liabilities of discontinued operations	99,204	22,193

Non-current liabilities	—	88,673

Total non-current liabilities of discontinued operations	—	88,673

On August 7, 2025, the Company entered into a memorandum of agreement (“MOA”), to sell the M/V Manzanillo Express to an unaffiliated party for total consideration of $118,500. At that date, the Company considered that the M/V Manzanillo Express met the criteria to be classified as held for sale and is included in “Total current assets from discontinued operations” in the summarized selected balance sheet information from discontinued operations as of September 30, 2025. As of the MOA date the M/V Manzanillo Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized.